SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 13)

American Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

025932 10 4
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2540
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2007
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(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ X ]  Rule 13d-1(b)
   [   ]  Rule 13d-1(c)
   [   ]  Rule 13d-1(d)

Page 1 of 6 Pages

CUSIP NO. 025932 10 4	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

The Administrative Plan Committee of The American
Financial Group, Inc. Retirement and Savings Plan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

5	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

SOLE VOTING POWER

- - -

6	SHARED VOTING POWER

7,839,398 Shares (See Item 2)

7	SOLE DISPOSITIVE POWER

- - -

8	SHARED DISPOSITIVE POWER

7,839,398 Shares (See Item 2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

7,839,398 Shares (See Item 2)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES*
[ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12	TYPE OF REPORTING PERSON*

EP

CUSIP NO. 025932 10 4	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer

American Financial Group, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices.

One East Fourth Street, Cincinnati, Ohio 45202

Item 2(a)	Names of Person Filing

The Administrative Plan Committee of The American
Financial Group, Inc. Retirement and Savings Plan

Item 2(b)	Address of Principal Business Office, or if None, Residence

One East Fourth Street, Cincinnati, Ohio 45202

Item 2(c)	Citizenship

Not Applicable

Item 2(d)	Title of Class of Securities

Common Stock, no par value

Item 2(e)	Cusip Number

025932 10 4

Item 3	If this statement is filed pursuant to Sections 240.13d-1(B) or 240.13d-2(b) or (c), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act 15 U.S.C. 78c)
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(e)
(F) [ X] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F)
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G)
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance act (12 U.S.C. 1813)
(i) [ ] a church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J)

CUSIP NO. 025932 10 4	13G	Page 4 of 6 Pages
Item 4	Ownership

(a)	Amount Beneficially Owned:	7,839,398
(b)	Percentage of Class:	6.9%
(c)	Number of shares as to which such person has:
	(i) Sole power to vote or direct the vote:	none
	(ii) Shared power to vote or direct the vote:	7,839,398
	(iii) Sole power to vote or direct the
	disposition of:	none
	(iv) Shared power to dispose or direct the
	disposition of:	7,839,398

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following            [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     N/A.

Item 8. Identification and Classification of Member of the Group.

     N/A

Item 9. Notice of Dissolution of Group.

     N/A

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 025932 10 4	13G	Page 5 of 6 Pages

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    February 8, 2008
The Administrative Plan Committee of The
American Financial Group, Inc. Retirement
And Savings Plan

By: Sandra W. Heimann*
-------------------------------
Sandra W. Heimann, Member

By: Thomas E. Mischell*
-------------------------------
Thomas E. Mischell, Member

By: Mark F. Muething*
-------------------------------
Mark F. Muething, Member

Karl J. Grafe
-----------------------------------
*By Karl J. Grafe, Attorney-in-Fact pursuant to authority granted in the Powers of Attorney attached hereto as Exhibit 1.

CUSIP NO. 025932 10 4            13G              Page 6 of 6 Pages

Exhibit 1

POWER OF ATTORNEY

I, Sandra W. Heimann, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of The Administrative Plan Committee of The American Financial Group, Inc. Retirement and Savings Plan (the "Plan Committee") and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.
/s/ Sandra W. Heimann
Sandra W. Heimann

POWER OF ATTORNEY

I, Thomas E. Mischell, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of The Administrative Plan Committee of The American Financial Group, Inc. Retirement and Savings Plan (the "Plan Committee") and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November, 1997.
/s/ Thomas E. Mischell
Thomas E. Mischell

POWER OF ATTORNEY

I, Mark F. Muething, do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of The Administrative Plan Committee of The American Financial Group, Inc. Retirement and Savings Plan (the "Plan Committee") to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 6th day of February, 2008.
/s/ Mark F. Muething
Mark F. Muething